HYPERFINE, INC.

351 New Whitfield Street

Guilford, Connecticut 06437

January 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Ansart

RE:	Hyperfine, Inc.
Registration Statement on Form S-1
File No. 333-262300
Acceleration Request

Dear Ms. Ansart:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Hyperfine, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Tuesday, February 1, 2022 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Michael L. Fantozzi or John P. Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

Hyperfine, Inc.

/s/ Dave Scott
Dave Scott
Chief Executive Officer

cc:	Alok Gupta, Chief Financial Officer, Hyperfine, Inc.
Neela Paykel, General Counsel and Corporate Secretary, Hyperfine, Inc.
Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.